                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 Schedule 13G


                   Under the Securities Exchange Act of 1934
                            (Amendment No.   5  )*


                           CONSOLIDATED FREIGHTWAYS
            _______________________________________________________
                               (Name of Issuer)


                                 Common Stock
            _______________________________________________________
                        (Title of Class of Securities)


                                   209237106
            _______________________________________________________
                                (CUSIP Number)


Check the following box if a fee is being paid with this
statement     .  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                             Page 1 of   6   Pages





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CUSIP No.    209237106                13G            Page   2   of   6   Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        T. ROWE PRICE ASSOCIATES, INC.
        _________________________________________

        52-0556948
        _________________________________________

2       Check the Appropriate Box if a Member of a Group*
                                                                      (a)
        NOT APPLICABLE
        _________________________________________                     (b)

3       SEC Use Only


        _________________________________________

4       Citizenship or Place of Organization

        MARYLAND
        _________________________________________

                 5      Sole Voting Power
                 **
Number of               6,800
                 _____________________________________________

Shares           6      Shared Voting Power
                 **
Beneficially            4,385,586
                 _____________________________________________

Owned By Each    7      Sole Dispositive Power
                 **
Reporting Person        8,590
                 _____________________________________________

With             8      Shared Dispositive Power

                          4,385,586
                 _____________________________________________

9       Aggregate Amount Beneficially Owned by Each Reporting
        Person

        4,394,176
        _________________________________________

10      Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares*

        NOT APPLICABLE
        _________________________________________

11      Percent of Class Represented by Amount in Row 9

        11.0%
        _________________________________________

12      Type of Reporting Person*

        IA
        _________________________________________

                     *SEE INSTRUCTION BEFORE FILLING OUT!

**Any shares reported in Items 5 and 6 are also reported in Item
7.

CUSIP No.    209237106                13G            Page   3   of   6   Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        T. ROWE PRICE TRUST COMPANY
        _________________________________________

        58-1673818
        _________________________________________

2       Check the Appropriate Box if a Member of a Group*
                                                                      (a)
        NOT APPLICABLE
        _________________________________________                     (b)

3       SEC Use Only


        _________________________________________

4       Citizenship or Place of Organization

        MARYLAND
        _________________________________________

                 5      Sole Voting Power
                 **
Number of               None

_____________________________________________

Shares           6      Shared Voting Power

Beneficially            4,385,586

_____________________________________________

Owned By Each    7      Sole Dispositive Power

Reporting Person        None

_____________________________________________

With             8      Shared Dispositive Power

                        4,385,586

_____________________________________________

9       Aggregate Amount Beneficially Owned by Each Reporting
Person

**      4,385,586
        _________________________________________


10      Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*

        NOT APPLICABLE
        _________________________________________

11      Percent of Class Represented by Amount in Row 9

        11.0%
**      _________________________________________

12      Type of Reporting Person*

        BK
        _________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!

**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc.
on page 2 of this Schedule 13G.

SCHEDULE 13G
PAGE   4   of   6

Item 1(a)        Name of Issuer:

                 Reference is made to page 1 of this Schedule 13G


Item 1(b)        Address of Issuer's Principal Executive Offices:

                 3240 Hillview Avenue, Palo Alto, California 94304


__________________________________________________________

Item 2(a)        Name of Person(s) Filing:

                      T. Rowe Price Associates, Inc. ("Price
Associates")
                 (1)  ______________________________________________
                      _______

                      T. Rowe Price Trust Company, Inc. ("Trust
Company")
                 (2)  ______________________________________________
                      _______

  X Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

Item 2(b)        Address of Principal Business Office:

                 100 E. Pratt Street, Baltimore, Maryland 21202

__________________________________________________________

Item 2(c)        Citizenship or Place of Organization:

                      Maryland
                 (1)  ______________________________________________
                      _______

                      Maryland
                 (2)  ______________________________________________
                      _______

Item 2(d)        Title of Class of Securities:

                 See reference on Page 1 of 13G Schedule
                 __________________________________________________
                 ________

Item 2(e)        CUSIP Number:
                     209237106

Item 3           The person filing this Schedule 13G is an:

  X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

  X Bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.



SCHEDULE 13G

Item 4    Ownership.

          The Trust Company serves as trustee of the Consolidated Freightways Thrift and Stock Ownership Trust, which owns 843,382 shares of Series B Cumulative convertible preferred stock ("Preferred") that are the subject of this filing on Schedule 13G.

          Each share of Preferred is convertible into four shares of Common. Accordingly, upon conversion, the 843,382 shares of Preferred would be equivalent to 3,373,528 shares of Common. Both the Trust Company and Price Associates may be deemed to have shared power to direct the disposition of 3,373,528 shares of Common, representing 8.7% of the outstanding shares.

          The Preferred is entitled to vote together with the Common as one class. Each share of Preferred is entitled to the number of votes equal to the number of shares of Common into which the Preferred could be converted, multiplied by 1.3. Accordingly, the 843,382 shares of Preferred have voting rights equivalent to 4,385,586 shares of Common. Both the Trust Company and Price Associates may be deemed to have shared power to direct the vote with respect to 4,385,586 shares of Common, representing 11.0% of the outstanding shares.

Item 5    Ownership of Five Percent or Less of a Class.

__X____   Not Applicable.

______    This statement is being filed to report the fact that,
        as of the date of this report, the reporting person(s) has (have) ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person.

          Pursuant to the terms of the plan documents, certain rights and powers are delegated to the Trust Company and certain actions are taken at the direction of the Pension and Employee Benefits Committee of Consolidated Freightways, Inc. In addition, plan participants have the right to direct the Trust Company with respect to voting the stock and participating in tender offers. Dividends, income and sale proceeds are employed by the Trust Company in accordance with the terms of the plan documents for the exclusive benefit of the participants and beneficiaries of the plan. First National Bank of Maryland, Baltimore, Maryland has been appointed by the Trust Company to serve as custodian.

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.

          T. Rowe Price Trust Company

Item 8    Identification and Classification of Members of the
          Group.

          Not Applicable.

SCHEDULE 13G
PAGE   6   of   6

Item 9           Notice of Dissolution of Group.

                 Not Applicable.

Item 10               Certification.

                 By signing below I (we) certify that, to the best of my (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                                   Signature.

                 After reasonable inquiry and to the best of my
                 (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.



           February 14, 1994                         February 14, 1994
Dated: ________________________               Dated: __________________


T. ROWE PRICE TRUST COMPANY, INC.      T. ROWE PRICE ASSOCIATES,
                                              INC.



By: /s/ Henry H. Hopkins               By: /s/ Henry H. Hopkins
    Henry H. Hopkins, Vice President       Henry H. Hopkins,
                                           Managing Director

Note: Six copies of this Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail and to the principal national securities exchange on which the security is listed not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.




12/31/93
PAGE 9                                                    EXHIBIT A

                                   AGREEMENT

                         JOINT FILING OF SCHEDULE 13G

         T. Rowe Price Associates, Inc. (an investment adviser registered under the Investment Advisers Act of 1940) and T. Rowe Price Trust Company, Inc., a Maryland limited chartered trust company, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

         It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on
Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.




           February 14, 1994                          February 14, 1994
Dated: __________________________             Dated:



T. ROWE PRICE TRUST COMPANY, INC.             T. ROWE PRICE ASSOCIATES,
                                                      INC.



By: /s/ Henry H. Hopkins                      By: /s/ Henry H. Hopkins
    Henry H. Hopkins, Vice President              Henry H. Hopkins,
                                                  Managing
                                                  Director